UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         LIBERTY GROUP HOLDINGS, INC.
                                (Name of Issuer)

                                 Common Stock
                         (Title of Class of Securities)

                                    530550102
                                 (CUSIP Number)

Mr. Barry L. Hawk                               David Lubin, Esq.
Liberty Group Holdings, Inc.                    Herrick, Feinstein LLP
11 52nd Street                                  2 Park Avenue
Brooklyn, New York 11232                        New York, New York 10016
Tel.: (718) 492-0793                            (212) 592-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                            February 2, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No. 530550 10 2                  13D                   Page 2  of 6  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Barry L. Hawk

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,208,000**

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,150,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,208,000**

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,150,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,358,000 shares of Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.49%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


** 1,933,000 of these shares are subject to a Lock-Up Agreement, Escrow Agreement and Voting Trust and Proxy Agreement

CUSIP No. 530550 10 2                  13D                   Page 3  of 6  Pages


                             PART II TO SCHEDULE 13D

          This filing constitutes Amendment No. 1 to the Schedule 13D dated November 23, 1999 ("Schedule 13D") filed by Barry L. Hawk ("Hawk"). All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

          All information set forth in the Schedule 13D, remains true and accurate on the date of this Amendment No. 1, except that Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 are amended by the addition of the following:

Item 2.  Identity and Background.

      Item 2(c) is amended to read in its entirety as follows:

      President, Chief Operating Officer and Secretary of Liberty Group Holdings, Inc. (the "Issuer")


Item 3.  Source and Amount of Funds or Other Consideration.

      Item 3 is amended to read in its entirety as follows:

      N/A

Item 4.   Purpose of Transaction.

      Item 4 is amended to read in its entirely as follows:

      Pursuant to an Agreement and Plan of Merger dated as of November 23, 1999 by and among the Issuer (formerly known as Bio-Response, Inc.), BR Acquisition Corp., a Delaware corporation, and a wholly owned subsidiary of the Issuer ("BR") and Liberty Food Group, Ltd., a Delaware corporation ("Liberty"), BR merged with and into Liberty (the "Merger") and the Issuer issued shares of Common Stock to the stockholders of Liberty.

      As a direct result of the Merger, pursuant to an Asset Purchase Agreement dated November 23, 1999 between Liberty Food Group, LLC, a Delaware limited liability company and a wholly-owed subsidiary of the Issuer (the "Buyer"), Ferro Foods Corporation, a New York corporation ("Ferro"), Frank Ferro, Sr. ("FF") and Frank Gambino ("FG"), the Buyer purchased all of the assets of Ferro in consideration of the issuance to Ferro of 2,000,000 shares of Common Stock, which shares were placed in escrow pursuant to the Escrow Agreement, as described in Item 5 below, and will remain in escrow until the Buyer determines that Ferro has satisfied its debts and liabilities in connection with the business of Ferro.

      All such shares of Common Stock issued to Ferro are subject to a Voting Trust and Proxy Agreement, dated as of November 23, 1999, by and among the Buyer, Ferro, FF and FG (the "Voting Trust Agreement") pursuant to which Hawk has full voting power over such shares until November 23, 2001.

      Pursuant to Amendment No. 1 to Escrow Agreement (as hereinafter defined), 67,000 shares of common stock, par value $.004 per share ("Common Stock"), of the Issuer have been forfeited by Ferro and released from escrow to various third parties. The balance of the shares of Common Stock (1,933,000 shares) remain in escrow until released therefrom only upon the written instructions of the Buyer (as hereinafter defined). Additional shares may, in the future, be forfeited by Ferro in the event that certain liabilities and obligations of Ferro, and FF and FG with respect to the business and assets of Ferro have not been satisfied.

      Hawk is entitled to purchase 275,000 shares of Common Stock at an exercise price of $.004 per share pursuant to an option agreement, dated as of July 1, 1999 between Hawk and Liberty (the "Option Agreement") which was assumed by the Issuer in the Merger.

      Hawk does not currently have any plans or proposals which would result in any of the actions enumerated in Item 4(a) through (j).

Item 5.   Interest in Securities of the Issuer.


      Item 5 is amended to read in its entirety as follows:

      As of the date of this filing, Hawk is the beneficial owner of an aggregate of 3,358,000 shares of Common Stock which shares represent 50.49% of the total outstanding shares of Common Stock of the Issuer as follows:

CUSIP No. 530550 10 2                  13D                   Page 4  of 6  Pages

      (i) 1,933,000 shares of Common Stock issued to Ferro over which Hawk, until November 23, 2001, has sole voting power and dispositive pursuant to the Voting Trust Agreement. All of such shares are held in escrow, in accordance with the terms of an Escrow Agreement dated as of November 23, 1995, as amended February 1, 2000, by and among Ferro, the Buyer, FF, FG and Herrick, Feinstein LLP, as escrow agent (the "Escrow Agreement"), and shall be released, at such times and in such amounts, upon written instructions from the Buyer, when it, in its sole and absolute discretion, is satisfied that all liabilities or obligations of Ferro, FF and FG in connection with Ferro's business and assets have been satisfied.

      (ii) 275,000 shares of Common Stock, representing the presently exercisable portion of an option granted to Hawk by the Issuer to purchase an aggregate of 2,175,000 shares of Common Stock granted pursuant to the Option Agreement, as to which Hawk is deemed to have sole voting and dispositive power.

      (iii) an aggregate of 1,150,000 shares of Common Stock beneficially owned by the Willow Road Trust and the Crafton Trust, which trusts received such shares as a result of the Merger, under which trusts Hawk is co-trustee with his wife and therefore, may be deemed to share voting and dispositive power with respect to such shares. Each trust has agreed with the Issuer not to sell the shares held by each such trust prior to November 24, 2001. Hawk disclaims beneficial ownership of the shares of Common Stock held by each such trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On November 23, 1999, the Willow Road Trust and the Crafton Trust each entered into Lock-Up Agreements dated November 23, 1999, in favor of the Issuer which provide that the Willow Road Trust and the Crafton Trust shall not (a) promote or otherwise maintain a market for the Common Stock;
      (b) engage in any "buy-side" trading activities, hedging transactions or other activities that could reasonably be expected to influence the market price of the Common Stock; (c) sell, transfer, gift or otherwise dispose of any of the Common Stock until November 24, 2001; and after such time,
      (i) shall not sell any Common Stock in a transaction that is effected at a price which is lower than the quoted bid price of the Common Stock at the time of sale; (ii) if either the Willow Road Trust and the Crafton Trust engages in multiple sales of shares of Common Stock in any five (5) consecutive business day period, such Trust shall not sell any shares of Common Stock in a transaction that is effected at a price which is lower than the last price received by it for the shares of Common Stock; and
      (iii) shall not sell more than ten percent (10%) of the shares of Common Stock held by it in any calendar month.

      Hawk has options to purchase 275,000 shares of Common Stock at an exercise price of $.004 per share. Such options are exercisable at any time from and after November 23, 1999 and, unless otherwise provided in the Option Agreement, remain exercisable for seven years.

      The Escrow Agreement pursuant to which the 2,000,000 shares of Common Stock, which were used as consideration for the purchase of the assets of Ferro were placed in escrow, was amended. All such escrow shares are subject to the Voting Trust Agreement, pursuant to which Hawk has full voting power over such shares until November 23, 2001. Pursuant to Amendment No. 1 to the Escrow Agreement dated as of February 1, 2000 ("Amendment No. 1 to Escrow Agreement"), 67,000 shares of Common Stock were forfeited by Ferro and released from escrow to various third parties. Since a financial accommodation to satisfy the debts of the business was not established, the balance of the shares (1,933,000) are to remain in escrow and are to be released only upon the written instructions of the Buyer. It is the intention of Ferro, FF and FG that the escrow shares be used, to the extent possible, to satisfy outstanding debts and liabilities in connection with the business of Ferro. Accordingly, additional shares may be forfeited by Ferro in the event that such liabilities and obligations are not satisfied.

CUSIP No. 530550 10 2                  13D                   Page 5  of 6  Pages

Item 7.   Materials to be Filed as Exhibits.


     The following agreements are being filed as Exhibits to the Schedule 13D:

     10.1 Exhibit A - Lock-Up Agreement between Willow Road Trust and Liberty Group Holdings, Inc., dated November 23, 1999.

     10.2 Exhibit B - Lock-Up Agreement between Crafton Trust and Liberty Group Holdings, Inc., dated November 23, 1999.

          Exhibit C - Option Agreement between Liberty Food Group, Ltd. and Barry L. Hawk, dated as of July 1, 1999.*

          Exhibit D - Amendment No. 1 to Escrow Agreement dated as of February 1, 2000 by and among Ferro Foods Corporation, Liberty Food Company, LLC, Frank Ferro, Sr., Frank Gambino and Herrick, Feinstein LLP.**

CUSIP No. 530550 10 2                  13D                   Page 6  of 6  Pages




                                         SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 1, 2000


                                    By /s/ Barry L. Hawk
                                       Barry L. Hawk

                                  EXHIBIT INDEX



10.1      Exhibit A - Lock-Up Agreement between  Willow  Road Trust and  Liberty
                      Group Holdings, Inc., dated November 23, 1999.

10.2      Exhibit B - Lock-Up Agreement between  Crafton Trust and Liberty Group
                      Holdings, Inc., dated November 23, 1999.



--------

* Incorporated by reference to Exhibit 10.8 of the Issuer's Current Report of Form 8-K/A dated March 10, 2000 ("Form 8-K/A").

**   Incorporated by reference to Exhibit 10.10 of the Form 8-K/A.